Akers Biosciences, Inc.

201 Grove Road

Thorofare, New Jersey 08086

August 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Jason L. Drory

Re:	Akers Biosciences, Inc.
Registration Statement on Form S-3, originally filed on August 18, 2020
File No. 333-248095 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Akers Biosciences, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on August 25, 2020, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

AKERS BIOSCIENCES, INC.

By:	/s/ Christopher Schreiber
Christopher Schreiber Executive Chairman of the Board of Directors and Director

cc: Rick A. Werner, Esq., Haynes and Boone, LLP